UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
PURSUANT TO SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Entasis Therapeutics Holdings Inc.
(Name of the Issuer)

Entasis Therapeutics Holdings Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

293614 103
(CUSIP Number of Common Stock)

Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
(781) 810-0120

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Jack S. Bodner Allison B. Schiffman Matthew C. Franker Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, N 10018 (212) 841-1000	Elizabeth M. Keiley General Counsel Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Entasis Therapeutics Holdings Inc. (“Entasis” or the “Company”) and relates to the offer to purchase by Innoviva Merger Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Innoviva, Inc. (“Innoviva” or “Parent”) all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Entasis (the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below (other than any Shares owned at the commencement of the Offer (as defined below) by (i) Innoviva, Purchaser or any other direct or indirect wholly owned subsidiary of Innoviva and (ii) Entasis (or held in Entasis’ treasury)), at a price of $2.20 per Share, net to the seller in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (as defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 7, 2022 (the “Offer to Purchase”), which is annexed to and filed with this Statement as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Statement as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of May 23, 2022, by and among Entasis, Purchaser and Innoviva (the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Entasis (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”).

The information contained in the Tender Offer Statement filed under cover of Schedule TO by Innoviva with the U.S. Securities and Exchange Commission (the “SEC”) on June 7, 2022, (as amended or supplemented from time to time, the “Schedule TO”), the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entasis with the SEC on June 7, 2022, a copy of which is attached hereto as Exhibit (a)(2)(A) (as amended or supplemented from time to time, the “Schedule 14D-9”), is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule TO, the Offer to Purchase and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in this Statement concerning Purchaser, Innoviva or their affiliates has been provided by such person and not by any other person.

ITEM 1.  SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

(a)          Name and Address

The name of the subject company is Entasis Therapeutics Holdings Inc., a Delaware corporation. The address of the Entasis’ principal executive office is 35 Gatehouse Drive, Waltham, Massachusetts 02451, and the telephone number at such office is (781) 810-0120.

(b)          Securities

The title of the class of equity securities to which this Statement relates is Entasis’ Shares. As of June 3, 2022, there were 47,851,779 Shares issued and outstanding.

(c)          Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)          Dividends

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Price Range of Shares; Dividends” and “The Tender Offer—Section 16. Dividends and Distributions” is incorporated herein by reference.

(e)          Prior Public Offerings

Not applicable.

(f)          Prior Stock Purchases

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company, Innoviva and Certain of its Affiliates—Prior Investments” is incorporated herein by reference.

During the past two years, Innoviva made the following purchases of Shares and warrants to purchase Shares:

•
Pursuant to that certain Securities Purchase Agreement, dated as of April 12, 2020, by and between Innoviva and Entasis, (i) on April 22, 2020, Innoviva purchased 1,322,510 Shares and warrants to purchase 1,322,510 Shares and (ii) on June 11, 2020, Innoviva purchased 12,677,490 Shares and warrants to purchase 12,677,490 Shares (each Share and warrant were sold together as a unit) for a per unit price of $2.50 in a private placement; and

•
Pursuant to that certain Securities Purchase Agreement, dated as of August 27, 2020, by and among Entasis and the investors named therein, including Innoviva, on September 1, 2020, Innoviva purchased 4,672,897 Shares and warrants to purchase 4,672,879 Shares (each Share and warrant were sold together as a unit) for a per unit price of $2.675 in a private placement.

During the past two years, Innoviva Strategic Opportunities LLC (“ISO”), a wholly owned subsidiary of Innoviva, made the following purchases of Shares, warrants to purchase Shares, and related securities:

•
Pursuant to that certain Securities Purchase Agreement, dated as of May 3, 2021, by and between Entasis and ISO, (i) on May 3, 2021, ISO purchased 3,731,025 Shares and warrants to purchase 3,371,025 Shares and (ii) on June 11, 2021, ISO purchased 6,268,975 Shares and warrants to purchase 6,268,975 Shares (each Share and warrant were sold together as a unit) for a per unit price of $2.00 in a private placement; and

•
Pursuant to that certain Securities Purchase Agreement, dated as of February 17, 2022, by and between Entasis and ISO, on February 17, 2022, ISO purchased a convertible promissory note for $15,000,000 that is convertible at maturity at the election of Entasis or ISO into Shares at a conversion price of $1.48 per Share and warrants to purchase an equal number of Shares with an exercise price of $1.48 per Share.

The range of prices paid is a low of $1.48 per Share and a high of $2.675 per Share. The average purchase price for each quarter was: (i) $2.50 per Share for Q2 2020; (ii) $2.675 per Share for Q3 2020; (iii) $2.00 per Share for Q2 2021; and (iv) $1.48 for Q1 2022.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a)          Name and Address

The filing person is Entasis Therapeutics Holdings Inc. The business address of Entasis is 35 Gatehouse Drive, Waltham, Massachusetts 02451, and Entasis’ telephone number is (781) 810-0120.

The information set forth in the Schedule 14D-9 under the headings “Item 1—Subject Company Information” and “Annex A—Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

(b)          Business and Background of Entities

The information set forth in the Schedule 14D-9 under the headings “Item 1—Subject Company Information” and “Annex A—Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

(c)          Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Item 1—Subject Company Information” and “Annex A—Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

(a)          Material Terms

The information set forth in the Schedule 14D-9 under the headings “Item 1. Subject Company Information—Securities,” “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Item 8. Additional Information—Appraisal Rights—Anti-Takeover Statutes—Regulatory Approvals—Stockholder Approval Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer—Section 4. Withdrawal Rights” “The Tender Offer—Section 5. Certain United States Federal Income Tax Consequences” “The Tender Offer—Section 11. The Merger Agreement; Other Agreements—The Merger Agreement,” “The Tender Offer—Section 12. Purpose of the Offer; Plans for Entasis—Purpose of the Offer,” and “The Tender Offer—Section 15. Certain Effects of the Offer” is incorporated herein by reference.

(b)          Different Terms

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” “Item 7. Purposes of the Transaction and Plans or Proposals,” “Item 8. Additional Information,”  and “Annex C—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 10. Background of the Offer; Past Contacts or Negotiations with Entasis,” “The Tender Offer—Section 11. The Merger Agreement; Other Agreements—Tender and Support Agreements,” “The Tender Offer—Section 20. Transactions and Arrangements Concerning the Shares and Other Securities of Entasis, “The Tender Offer—Section 21. Certain Agreements between Parent and its Affiliates and Entasis,” “The Tender Offer—Section 22. Interests of Certain Entasis Directors and Executive Officers in the Offer and the Merger,” and “Schedule III—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(c)          Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 4. The Solicitation or Recommendation—Reason for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger,” “Item 8. Additional Information—Appraisal Rights,” and “Annex C—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 19. Appraisal Rights; Rule 13e-3” and “Schedule III—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(d)          Provisions for Unaffiliated Security Holders

Other than as set forth herein, the filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(e)          Eligibility for Listing or Trading

Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)          Transactions

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” and “Item 4. The Solicitation or Recommendation”  is incorporated herein by reference.

The information set forth in Item 2(f) above is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 10. Background of the Offer; Past Contracts or Negotiations with Entasis,” “The Tender Offer—Section 11. The Merger Agreement; Other Agreements—Tender and Support Agreements,” “The Tender Offer—Section 20. Transactions and Arrangements Concerning the Shares and Other Securities of Entasis,” and “The Tender Offer—Section 21. Certain Agreements between Parent and its Affiliates and Entasis” is incorporated herein by reference.

(b)—(c)          Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 10. Background of the Offer; Past Contracts or Negotiations with Entasis,” “The Tender Offer—Section 11. The Merger Agreement; Other Agreements,” “The Tender Offer—Section 12. Purpose of the Offer; Plans for Entasis,” “The Tender Offer—Section 20. Transactions and Arrangements Concerning the Shares and Other Securities of Entasis,” and “The Tender Offer—Section 21. Certain Agreements between Parent and its Affiliates and Entasis” is incorporated herein by reference.

(e)   Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company, Innoviva and Certain of its Affiliates,” “Item 4. The Solicitation or Recommendation,” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in Item 2(f) above is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 10. Background of the Offer; Past Contracts or Negotiations with Entasis,” “The Tender Offer—Section 11. The Merger Agreement; Other Agreements; Tender and Support Agreements,” “The Tender Offer—Section 12. Purpose of the Offer; Plans for Entasis,” “The Tender Offer—Section 20. Transactions and Arrangements Concerning the Shares and Other Securities of Entasis,” and “The Tender Offer—Section 21. Certain Agreements between Parent and its Affiliates and Entasis” is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)          Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Section 11. The Merger Agreement; Other Agreements; Merger Agreement; Effect on Capital Stock; Treatment of Options; Treatment of Restricted Stock Units; Treatment of Stock Plan; Treatment of Company Equity Awards,” “Section 12. Purpose of the Offer; Plans for Entasis,” and “Section 15. Certain Effects of the Offer” is incorporated herein by reference.

(c)(1)—(8) Plans

The information set forth in the Schedule 14D-9 under the headings and “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 9. Source and Amount of Funds,” “The Tender Offer—Section 10. Background of the Offer; Past Contacts or Negotiations with Entasis,” “The Tender Offer—Section 11. The Merger Agreement; Other Agreements,” “The Tender Offer—Section 12. Purpose of the Offer; Plans for Entasis,” “The Tender Offer—Section 15. Certain Effects of the Offer,” “The Tender Offer—Section 16. Dividends and Distributions;” and “The Tender Offer—Section 22. Interests of Certain Entasis Directors and Executive Officers in the Offer and Merger” is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)          Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Item 8. Additional Information—Stockholder Approval Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 12. Purpose of the Offer; Plans for Entasis,” and “The Tender Offer—Section 15. Certain Effects of the Offer” is incorporated herein by reference.

(b)          Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company, Innoviva and Certain of its Affiliates,” “Item 4. The Solicitation or Recommendation,” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 10. Background of the Offer; Past Contracts or Negotiations with Entasis” and “The Tender Offer—Section 12. Purpose of the Offer; Plans for Entasis” is incorporated herein by reference.

(c)          Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Item 8. Additional Information—Stockholder Approval Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 10. Background of the Offer; Past Contracts or Negotiations with Entasis,” “The Tender Offer—Section 12. Purpose of the Offer; Plans for Entasis,” and “The Tender Offer—Section 15. Certain Effects of the Offer” is incorporated herein by reference.

(d)          Effects

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 5. Certain United States Federal Income Tax Consequences,” “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 9. Source and Amount of Funds,” “The Tender Offer—10. Background of the Offer; Past Contracts or Negotiations with Entasis,” “The Tender Offer—11. The Merger Agreement; Other Agreements,” “The Tender Offer—12. Purpose of the Offer; Plans for Entasis,” “The Tender Offer—15. Certain Effects of the Offer,” “The Tender Offer—Section 16. Dividends and Distributions,” “The Tender Offer—Section 19. Appraisal Rights; Rule 13e-3,” “The Tender Offer—Section 22. Interests of Certain Entasis Directors and Executive Officers in the Offer and the Merger,” and “The Tender Offer—Section 23. Fees and Expenses” is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

(a)          Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” “Item 5. Person/Assets, Retained, Employed, Compensated or Used,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Item 8. Additional Information” is incorporated herein by reference.

Entasis reasonably believes that the terms of the Merger Agreement and the Offer are fair to the unaffiliated stockholders.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—10. Background of the Offer; Past Contracts or Negotiations with Entasis,” “The Tender Offer—11. The Merger Agreement; Other Agreements,” “The Tender Offer—12. Purpose of the Offer; Plans for Entasis,” “The Tender Offer—Section 13. The Recommendation by the Board of Directors of Entasis” “The Tender Offer—Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)          Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” “Item 5. Person/Assets, Retained, Employed, Compensated or Used,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—10. Background of the Offer; Past Contracts or Negotiations with Entasis,” “The Tender Offer—11. The Merger Agreement; Other Agreements,” “The Tender Offer—12. Purpose of the Offer; Plans for Entasis,” “The Tender Offer—Section 13. The Recommendation by the Board of Directors of Entasis,” and “The Tender Offer—Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in Exhibits (c)(1) and (c)(2) is incorporated herein by reference.

(c)          Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” and “Item 8. Additional Information—Stockholder Approval Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—11. The Merger Agreement; Other Agreements” and “Section 12. Purpose of the Offer; Plans for Entasis” is incorporated herein by reference.

(d)          Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

No unaffiliated representative has been retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of this transaction and/or preparing a report concerning the fairness of the transaction.

(e)          Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 10. Background of the Offer; Past Contracts of Negotiations with Entasis” and “The Tender Offer—Section 13. The Recommendation by the Board of Directors of Entasis” is incorporated herein by reference.

None of the directors on the board of directors of Entasis have been appointed by Innoviva.  The Merger Agreement and Offer were approved by a majority of the directors of Entasis who are not employees of Entasis.

(f)          Other Offers

None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)          Report, Opinion or Appraisal

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 10. Background of the Offer; Past Contacts or Negotiations with Entasis,” “The Tender Offer—Section 13. The Recommendation by the Board of Directors of Entasis,” and “The Tender Offer—Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and Exhibit (c)(1) hereto is incorporated herein by reference.

The information set forth in Exhibits (c)(1) and (c)(2) is incorporated herein by reference.

(b)          Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 10. Background of the Offer; Past Contacts or Negotiations with Entasis,” “The Tender Offer—Section 13. The Recommendation by the Board of Directors of Entasis,” “The Tender Offer—Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and Exhibit (c)(1) hereto is incorporated herein by reference.

(c)          Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at Entasis’ principal executive offices located at 35 Gatehouse Drive, Waltham, MA 02451, during regular business hours, by any interested stockholder of Entasis or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)          Source of Funds

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” “The Tender Offer—Section 9. Source and Amount of Funds,” and “The Tender Offer—Section 11. The Merger Agreement; Other Agreements” is incorporated herein by reference.

(b)          Conditions

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 9. Source and Amount of Funds” is incorporated herein by reference.

(c)          Expenses

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—23. Fees and Expenses” is incorporated herein by reference.

(d)          Borrowed Funds

Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)          Securities Ownership

The information set forth in Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” “Item 3. Arrangements between the Company, Innoviva and Certain of its Affiliates—Prior Investments,” and “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8. Certain Information Concerning Purchaser and Innoviva” is incorporated herein by reference. The address for ISO is 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010.

(b)          Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company, Innoviva and Certain of its Affiliates” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 20. Transactions and Arrangements Concerning the Shares and Other Securities of Entasis” and “Schedule II – Security Ownership and Transactions in the Shares by Parent, Purchaser and their Respective Directors and Executive Officers” is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

(d)          Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Tender and Support Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. The Merger Agreement; Other Agreements—Tender and Support Agreements,” and “The Tender Offer—Section 13. The Recommendation by the Board of Directors of Entasis” is incorporated herein by reference.

(e)          Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Tender and Support Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and “The Tender Offer—Section 13. The Recommendation by the Board of Directors of Entasis” is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS

(a)          Financial Information

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 8. Certain Information Concerning Entasis” is incorporated herein by reference.

The audited financial statements of Entasis as of and for the fiscal years ended December 31, 2021 and December 31, 2020 are incorporated herein by reference to Item 8 of Entasis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 3, 2022. The unaudited consolidated financial statements of Entasis for the three months ended March 31, 2022 are incorporated herein by reference to Item 1 of Entasis’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on April 27, 2022. The book value per share of common stock, par value $0.001 per share, of Entasis as of March 31, 2022 is $0.35.

(b)          Pro Forma Information

Not applicable.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)          Solicitations or Recommendations

The information set forth in the Schedule 14D-9 under the heading “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—23. Fees and Expenses” is incorporated herein by reference.

(b)          Employees and Corporate Assets

Neither Innoviva nor Purchaser employed or used any officer, employee or corporate assets of Entasis in connection with the transaction.

The information set forth in the Schedule 14D-9 under the heading “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—23. Fees and Expenses” is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

(b)          Golden Parachute Compensation

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers—Golden Parachute Compensation” is incorporated herein by reference.

(c)          Other Material Information

None.

ITEM 16.          EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 7, 2022 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, published June 7, 2022 in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Schedule 14D-9 filed by Entasis with the SEC on June 7, 2022.

(a)(5)(A)	Joint Press Release issued by Entasis and Innoviva on May 23, 2022 (incorporated by reference to Exhibit 99.1 to the Entasis’ Current Report on Form 8-K filed with the SEC on May 23, 2022).

(b)	None.

(c)(1)	Opinion of MTS Securities, LLC, dated May 22, 2022 (incorporated by reference to Annex B of the Schedule 14D-9).

(c)(2)	Presentation Titled “Project Ebony—Valuation Analysis,” dated May 22, 2022, Presented to the Board of Directors of Entasis.

(d)(1)
Agreement and Plan of Merger, dated as of May 23, 2022, among Entasis, Innoviva and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 23, 2022).

(d)(2)
Tender and Support Agreement, dated May 23, 2022, by and among Innoviva, Merger Sub and TPG GP A, LLC (incorporated herein by reference to Exhibit 99.1 to Innoviva’s Current Report on Form 8-K (File No. 000-30319), filed with the SEC on May 24, 2022.

(d)(3)
Form of Tender and Support Agreement for the Company’s Directors and Officers (incorporated herein by reference to Exhibit 99.2 to Innoviva’s Current Report on Form 8-K (File No. 000-30319), filed with the SEC on May 24, 2022.

(d)(4)	Entasis Therapeutics Holdings Inc. Amendment No. 1 to Annual Report on From 10-K (File No. 001-38670), filed with the SEC on May 2, 2022 (incorporated by reference).

(d)(5)
Securities Purchase Agreement, by and between the Company and Innoviva, Inc., dated April 12, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 13, 2020).

(d)(6)
Securities Purchase Agreement, by and between the Company and the Investors named therein, dated August 27, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(d)(7)
Securities Purchase Agreement, dated May 3, 2021, by and between the Company and Innoviva Strategic Opportunities (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).

(d)(8)
Securities Purchase Agreement, dated February 17, 2022, by and between the Company and Innoviva Strategic Opportunities (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(d)(9)
Registration Rights Agreement, by and between the Company and Innoviva, Inc., dated April 22, 2020 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 22, 2020).

(d)(10)
Registration Rights Agreement, by and between the Company and the Investors named therein, dated September 1, 2020 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(d)(11)
Registration Rights Agreement, by and between the Company and Innoviva Strategic Opportunities LLC, dated May 3, 2021 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).

(d)(12
Registration Rights Agreement, dated February 18, 2022 by and between the Company and Innoviva (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(d)(13)	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 13, 2020).

(d)(14)	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(d)(15)
Form of Pre-Funded Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(d)(16)	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).

(d)(17)
Convertible Promissory Note, dated February 18, 2022 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(d)(18)	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(d)(19)
Investor Rights Agreement, by and between the Company and Innoviva, Inc., dated April 22, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 22, 2020).

(d)(20)
Amendment No. 1 to Investor Rights Agreement, by and between the Company and Innoviva, Inc., dated May 23, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 23, 2022).

(d)(21)
Form of Indemnification Agreement by and between the Company and each of its directors and officers (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1/A (File No. 333-226920), filed with the SEC on September 18, 2018).

(d)(22)	2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on November 14, 2018).

(d)(23)
First Amendment to 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on August 6, 2020).

(d)(24)
Forms of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).

(d)(25)	2018 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on November 14, 2018).

(d)(26)
Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).

(d)(27)
Form of Nonqualified Stock Option Agreement (Senior Management) under the Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).

(d)(28)
Form of Incentive Stock Option Agreement (Senior Management) under the Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).

(d)(29)
Employment Agreement between the Company and Manoussos Perros, effective September 25, 2018 (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1/A (File No. 333-226920), filed with the SEC on September 18, 2018).

(d)(30)
Employment Agreement between the Company and Ruben Tommasi, effective September 25, 2018 (incorporated herein by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 29, 2019).

(d)(31)
Form of Restricted Stock Unit Grant Notice (Time-Based) (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on November 6, 2020).

(d)(32)
Form of Restricted Stock Unit Grant Notice (Performance-Based) (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on November 6, 2020).

(d)(32)
Form of Restricted Stock Unit Grant Agreement (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on November 6, 2020).

(d)(33)
Form of Executive Officer Employment Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on May 7, 2020).

(d)(34)
Second Amended Non-Employee Director Compensation Policy, as amended January 1, 2022 (incorporated herein by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(d)(35)
Amendment to Incentive Stock Option Agreement for senior management under the 2015 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(d)(36)
Amendment to Nonqualified Stock Option Agreement for senior management under the 2015 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(d)(37)
Amendment to Stock Option Agreements under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(d)(38)
Amendment to Restricted Stock Unit Agreements under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(d)(39)
Amended Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(d)(40)
Amended Restricted Stock Unit Agreement under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(d)(41)	Form of Retention Bonus Award Memo (incorporated herein by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(d)(42)	First Amendment to Employment Agreement between the Company and Manoussos Perros, to be effective at the Effective Time (incorporated herein by reference to Exhibit (e)(43) of the Schedule 14D-9)

(d)(43)	First Amendment to Employment Agreement between the Company and Ruben Tommasi, to be effective at the Effective Time (incorporated herein by reference to Exhibit (e)(44) of the Schedule 14D-9)

(d)(44)	Form of Non-Competition Agreement between the Company and Manoussos Perros (incorporated by reference to Exhibit A to Exhibit (e)(43) of the Schedule 14D-9)

(d)(45)	Form of Non-Competition Agreement between the Company and Ruben Tommasi (incorporated by reference to Exhibit A to Exhibit (e)(44) of the Schedule 14D-9)

(d)(46)	Letter Agreement between the Company and Manousso Perros, dated May 21, 2022 (incorporated herein by reference to Exhibit (e)(47) of the Schedule 14D-9)

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Schedule 14D-9)

(g)	None.

(107)	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2022	ENTASIS THERAPEUTICS HOLDINGS INC.

	By:	/s/ Elizabeth M. Keiley
Name: Elizabeth M. Keiley Title: General Counsel